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Exhibit 12

THE NEW YORK TIMES COMPANY

Ratio of Earnings to Fixed Charges

(Unaudited)

	For the Years Ended
(In thousands, except ratio)	December 26, 2004	December 28, 2003	December 29, 2002	December 30, 2001	December 31, 2000

Earnings from continuing operations before fixed charges
Income from continuing operations before income taxes, minority interest and income/loss from joint ventures	$476,405	$508,070	$504,433	$332,204	$637,830
Distributed earnings from less than fifty-percent owned affiliates	14,990	9,299	6,459	14,859	19,375

Adjusted pre-tax earnings from continuing operations	491,395	517,369	510,892	347,063	657,205
Fixed charges less capitalized interest	55,151	57,752	60,023	64,069	80,876

Earnings from continuing operations before fixed charges	$546,546	$575,121	$570,915	$411,132	$738,081

Fixed charges
Interest expenses, net of capitalized interest	$44,191	$46,704	$48,697	$51,405	$68,566
Capitalized interest	7,181	4,501	1,662	459	—
Portion of rentals representative of interest factor	10,960	11,048	11,326	12,664	12,310

Total fixed charges	$62,332	$62,253	$61,685	$64,528	$80,876

Ratio of earnings to fixed charges	8.77	9.24	9.26	6.37	9.13

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.

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  Exhibit 12
THE NEW YORK TIMES COMPANY Ratio of Earnings to Fixed Charges (Unaudited)